Filed by The PNC Financial Services Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 under the Securities Exchange Act of 1934, as amended Subject: The PNC Financial Services Group, Inc. Commission File Number: 001-09718 The following document was provided to FirstBank employees on September 8, 2025.

Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
under the Securities Exchange Act of 1934, as amended

Subject: The PNC Financial Services Group, Inc.
Commission File Number: 001-09718

The following document was provided to FirstBank employees on September 8, 2025.

1STBANK
banking for good

FAQ – All Employees – these questions and answers are evolving and changing each day. In an effort to provide transparency, this list includes many questions we know you have but do not yet have answers to. Please be patient as we work to determine answers.

Why are we selling?

FirstBank has long been recognized as one of the nation's top-performing banks. To remain at the forefront of innovation and continue meeting evolving customer needs, FirstBank can benefit more from the scale and resources of a larger bank. By joining a well-respected and larger publicly traded bank, we can deliver more services, advanced technology, and greater convenience to customers, while creating expanded career opportunities for employees within a strong, national platform.

When is this happening?

The sale of FirstBank was announced on September 8, 2025. We expect the transaction to close in early 2026, pending required approvals and satisfaction of customary closing conditions. The exact timing depends on regulatory approvals and final agreements.

What is my incentive to stay at FirstBank vs leaving the bank to find employment now?

In order to ensure successful conversion of FirstBank to PNC, we need to retain employees. FirstBankers will receive a cash incentive in the amount of $5,000 after the transaction closes as communicated to each employee. The one-time cash bonus will be paid in a lump sum, less applicable withholding and deductions.

Will my pay change before or after the sale?

Your pay is not anticipated to change before the sale as long as you remain in the same role. If you are offered a position at PNC after closing, compensation details will be included in your employment offer.

What will happen to my position?

There are no immediate changes planned as we will still operate the bank as usual, until closing. As we have more specific information around post-closing impacts, we will share those details.

If offered a position, what happens to my years of service?

Your years of service as a FirstBanker will transition with you to PNC and more details will be shared as they become available.

If I am not offered a position, will I receive a severance payment?

Employees who are not retained or are terminated without cause will be offered a severance payment. This payment will be based on years of service and if you leave voluntarily prior to close, you may lose your eligibility to this payment. Details will be shared soon.

What will happen with my benefits and compensation?

At this point, there are no immediate planned changes to your compensation and benefits. Open Enrollment will still take place late October/early November. We are committed to ensuring all FirstBankers feel secure and valued and we will share plans as soon as they are available.

What happens between now and closing of the transaction?

- Between now and closing, it's business as usual. We'll continue serving our customers, elevating our communities and supporting employees throughout this process.
- In the meantime, you'll hear regular updates from leadership, along with more communication from HR about what the transition means for you and your teams. We'll also share additional resources on the Cube, and host virtual sessions and town halls so you can learn more about the acquiring bank and what's ahead.

What happens to our CEO and leadership team after the acquisition?

- FirstBank CEO Kevin Classen will become PNC's Colorado Regional President and Mountain Territory Executive, which includes Arizona and Utah.
- Plans for the rest of FirstBank's leadership team are still being finalized, and we will share updates as soon as they are available.
- What matters most right now is that your leadership team remains fully committed to supporting employees and customers throughout this transition.

I participate in the Employee Stock Ownership Program (ESOP). What does this mean to me as a FirstBank shareholder?

- FirstBank shareholders will be entitled to elect to receive PNC common stock or cash, subject to certain limitations.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the "Merger Agreement"); the expected filing by PNC with the Securities and Exchange Commission (the "SEC") of a registration statement on Form S-4 (the "Registration Statement") and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the "Proxy Statement/Prospectus"); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as "aim," "anticipate," "believe," "estimate," "expect," "goal," "guidance," "intend," "is anticipated," "is expected," "is intended," "objective," "plan," "projected," "projection," "will affect," "will be," "will continue," "will decrease," "will grow," "will impact," "will increase," "will incur," "will reduce," "will remain," "will result," "would be," variations of such words or phrases (including where the word "could," "may," or "would" is used rather than the word "will" in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about PNC's possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC's future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC's loan portfolio and allowance for loan losses, future capital structure or changes there in, as well as the plans and objectives of management for PNC's future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC's operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement.

These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC's control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC's business and to FirstBank's business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank's business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank's business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be

satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC's common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management's attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com.

Additional Information about the Transaction and Where to Find It

PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.